Filed pursuant to Rule 424(b)(5)
Registration No. 333-271901

PROSPECTUS SUPPLEMENT AMENDMENT NO. 2 DATED MARCH 28, 2025

(To Prospectus Supplement dated April 26, 2024, as amended by Prospectus Supplement Amendment No. 1, dated December 20, 2024, and Prospectus dated May 24, 2023)

Up to $16,043,055

American Depositary Shares
Representing Ordinary Shares

This prospectus supplement amendment no. 2 (this “amendment”) amends the prospectus supplement, dated April 26, 2024 (the “original prospectus supplement”), as amended by the prospectus supplement amendment no. 1, dated December 20, 2024 (the “first amendment” and, the original prospectus supplement, as amended by the first amendment, the “amended prospectus supplement”), relating to the offer and sale of American depositary shares (“ADSs”), each representing one of our ordinary shares, pursuant to the ATM Sales Agreement (the “Original Sales Agreement”), dated April 26, 2024, as amended on December 20, 2024 (the Original Sales Agreement, as so amended, the “Sales Agreement”), with Virtu Americas LLC (“Virtu”) and Rodman & Renshaw LLC (“Rodman & Renshaw” and, together with Virtu, each a “Sales Agent” and, collectively, the “Sales Agents”). As of the date of this amendment, we have sold ADSs pursuant to the Original Sales Agreement and the Sales Agreement, as applicable, for gross proceeds of $3,525,901. This amendment should be read in conjunction with the amended prospectus supplement and the accompanying prospectus, dated May 24, 2023 (the “prospectus”), each of which are to be delivered with this amendment, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the amended prospectus supplement or the prospectus.

On March 28, 2025, upon filing our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, we became subject to the offering limits in General Instruction I.B.5 of Form F-3. As of the date of this amendment, the aggregate market value of our outstanding ordinary shares held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is $49,038,169.13, which was calculated based on 18,289,866 of our outstanding ordinary shares held by non-affiliates and a price of $4.37 per ADS, the closing price of the ADSs on February 14, 2025, which is the highest closing sale price of the ADSs on the Nasdaq Capital Market within the prior 60 days. As of the date of this amendment, we have sold $303,001 of securities pursuant to General Instruction I.B.5 of Form F-3 during the 12 calendar months prior to, and including, the date of this amendment. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities in public primary offerings on Form F-3 with a value exceeding one-third of our outstanding ordinary shares held by non-affiliates in any 12 calendar month period so long as the aggregate market value our outstanding ordinary shares held by non-affiliates remains below $75.0 million.

We are filing this amendment to amend the amended prospectus supplement to update the maximum amount of ADSs that we are eligible to sell under General Instruction I.B.5 of Form F-3. As a result of these limitations, we may currently only offer and sell ADSs having an aggregate offering price of up to $16,043,055 pursuant to this amendment in accordance with the terms of the Sales Agreement. However, in the event that the aggregate market value our outstanding ordinary shares held by non-affiliates increases or decreases, we may sell securities in public primary offerings on Form F-3 with a value up to one-third of the aggregate market value our outstanding ordinary shares held by non-affiliates, in each case calculated pursuant to General Instruction I.B.5 of Form F-3 and subject to the terms of the Sales Agreement. In the event that the aggregate market value our outstanding ordinary shares held by non-affiliates increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.5 of Form F-3. If the aggregate market value our outstanding ordinary shares held by non-affiliates increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this amendment, the amended prospectus supplement and the prospectus are a part, we will file another prospectus supplement amendment to the amended prospectus supplement prior to making additional sales.

The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GNTA.” The last reported sale price of the ADSs on the Nasdaq on March 27, 2024 was $3.98 per ADS. The trading price of the ADSs has fluctuated and is likely to continue to fluctuate due to a variety of factors.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements. Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully read the discussion of material risks of investing in our securities. Please read the section entitled “Risk Factors” beginning on page A-3 of the first amendment and the section entitled “Risk Factors” beginning on page S-4 of the original prospectus supplement, as well as the section entitled “Item 3. Key Information—D. Risk Factors” beginning on page 3 of our Annual Report on Form 20-F for the year ended December 31, 2024, which report is incorporated by reference in this amendment and the amended prospectus supplement, before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the amended prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RODMAN & RENSHAW LLC

The date of this prospectus supplement amendment no. 2 is March 28, 2025.